

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 14, 2023

Willie Chiang
Chief Executive Officer
Plains GP Holdings, L.P.
333 Clay Street, Suite 1600
Houston, TX 77002

      Re: Plains GP Holdings, L.P.
          Registration Statement on Form S-3
          Filed September 7, 2023
          File No. 333-274400

Dear Willie Chiang:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Liz Packebusch, Staff Attorney, at (202) 551-8749 with any questions.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation

cc: David P. Oelman